505 Consumers Road, Suite 1000 • Toronto, ON M2J 4V8 • Tel: 416-496-0496 / 866-234-9934 • Fax: 416-496-6219
THIS ONLINE COMMUNICATIONS AGREEMENT made as of the 16th day of November 2006,
BETWEEN:
David M. McCarthy an individual with a billing address of 50 Oak Ridge Road, Verona, NJ 07044
(“MCCARTHY”)
AND:
AGORACOM Investor Relations Corp, a company incorporated in the province of Ontario, and having its head office at 505 Consumers Road, Suite 1000, Toronto, Ontario, Canada, M2J 4V8
(“AGORACOM”)
WHEREAS:
A.	MCCARTHY requires the services of a corporation capable of providing investor relations and shareholder and investor awareness services (collectively, the “Services”); and
B.	AGORACOM is ready, willing and able to provide the Services on the terms and conditions set forth in this Agreement;
NOW THEREFORE in consideration of the mutual covenants contained herein and the sum of $10.00 paid by each party to the other (the receipt and sufficiency of which is hereby acknowledged), the parties hereto, intending to be legally bound, agree each with the other as follows:
1.	CONSULTING SERVICES
1.1	MCCARTHY shall retain AGORACOM to provide the Services, the particulars of which are set out in Section 4 of this Agreement, and AGORACOM shall provide the Services on the terms and conditions set forth in this Agreement.

1.2	AGORACOM shall have no right or authority, express or implied, to commit or otherwise obligate MCCARTHY in any manner whatsoever, except to the extent specifically provided for herein or specifically authorized in writing by MCCARTHY.

2.	TERM
2.1	The term of this Agreement shall begin on November 15, 2006 and shall expire on May 20, 2007 (the “Term”). MCCARTHY will have the option to renew this Agreement for an additional six (6) month period (a “Renewal Term”), on the terms set forth herein, by providing prior notice to AGORACOM.
3.	COMPENSATION
3.1	As compensation for the Services provided under this Agreement, AGORACOM shall receive quarterly compensation during the Term in the amount of $US 13,500.00 (subject to adjustment for a Positive Overage as such term is defined below), which amount shall be payable at the option of MCCARTHY, in either (i) cash in the amount of $US 4,500 payable on the first day of each month during the Term, or (ii) $US 13,500 in free-trading stock of Zanett Inc. (ZANE: Nasdaq) payable on the fifth day of each quarter during the term. Compensation for each Renewal Term shall be on the same terms set forth above, subject to the provisions of Section 3.2 with respect to the allocation of a Positive Overage (as defined below).

3.2	In the event that MCCARTHY elects, pursuant to Section 3.1, to make payments in stock, the deemed value of the shares will initially be $1.27, representing the closing price of Zanett Inc. shares on November 16, 2006. As such, if MCCARTHY elects to compensate AGORACOM in shares of Zanett Inc. common stock pursuant to Section 3.1, AGORACOM would receive 10,630 shares within five (5) days of acceptance of this Agreement. If AGORACOM receives gross proceeds of less than $US 13,500 from the sale on the open market of Zanett Inc. shares (a “Negative Balance”), MCCARTHY will provide an equalization payment in cash or additional shares of common stock of Zanett Inc. If AGORACOM receives gross proceeds of greater than $US 13,500 from the sale on the open market of Zanett Inc. shares paid by MCCARTHY (a “Positive Overage”), AGORACOM shall, at the election of MCCARTHY, either (i) pay MCCARTHY, within five (5) days from the date of the final disposition of such shares by AGORACOM, an amount equal to the Positive Overage or (ii) apply the Positive Overage against any amount payable by MCCARTHY for a Renewal Term. AGORACOM shall provide MCCARTHY with such reasonable evidence as he may request to substantiate the proceeds received by AGORACOM in connection with its disposition of any shares of Zanett Inc. common stock issued by MCCARTHY hereunder.

3.3	The value of the shares of Zanett Inc. provided as compensation during subsequent quarters of the Term, for a Renewal Term or in satisfaction of a Negative Balance shall be determined based on the Volume Weighted Average Price of Zanett Inc. common stock for the fifteen (15) trading days preceding the date on which such shares are issued by MCCARTHY to AGORACOM.

3.4	MCCARTHY and AGORACOM shall enter into an agreement pursuant to which AGORACOM will be granted the option to purchase 200,000 common shares of Zannett Inc., the terms of which are provided in Schedule “C” of this Agreement.

3.5	AGORACOM shall be solely responsible for all costs and expenses incurred in providing Services pursuant to this Agreement.
4.	SERVICES TO BE PROVIDED
4.1	AGORACOM agrees, at its sole cost and expense, to effect communications between MCCARTHY and the shareholder base, prospective investors and the investment community as a whole with respect to Zannett Inc., the details of which have been clearly defined in Schedule “A” of this Agreement.

4.2	AGORACOM agrees, at its expense, to further provide a Google IR Program intended to raise the investment community’s awareness of companies designated by MCCARTHY, which program shall include precision targeting small-cap investors for the purpose of generating new shareholder leads and raising awareness amongst prospective investors and the investment community as a whole of such companies, the details of which have been clearly defined in Schedule “B” of this Agreement.

4.3	In performing the Services under this Agreement, AGORACOM shall comply with all applicable corporate, securities and other laws, rules, regulations, notices and policies, including those of any applicable Stock Exchange.
5.	REPRESENTATIONS AND WARRANTIES
     AGORACOM represents and warrants to, and covenants with, MCCARTHY as follows:
(a)	AGORACOM has all requisite power and authority to execute, deliver and perform this Agreement. The execution, delivery, and performance of this Agreement by AGORACOM has been duly authorized by all necessary action on the part of AGORACOM. This Agreement, when executed and delivered, will be duly and validly executed and delivered by AGORACOM and will constitute valid and binding obligations of AGORACOM enforceable against AGORACOM in accordance with its terms.

(b)	The execution, delivery and performance by AGORACOM of this Agreement does not and will not: (a) conflict with or violate any provision of AGORACOM’s organizational documents; (b) conflict with or violate any provision of any applicable law, statute, rule, regulation, judgment, order, injunction, or decree of any governmental authority; or (c) conflict with or violate any contract to which AGORACOM is a party or by which AGORACOM is bound or affected.

(c)	AGORACOM and its agents, employees and consultants, will comply with all applicable corporate and securities laws and other laws, rules, regulations, notices and policies, including those of any applicable Stock Exchange.

(d)	AGORACOM will, and will cause its employees, agents and consultants to, act at all times in the best interests of MCCARTHY.

(e)	AGORACOM has not been subject to any sanctions or administrative proceedings by any securities regulatory authority.

6.	TERMINATION
6.1	In the event AGORACOM materially breaches any term of this Agreement, MCCARTHY may immediately terminate this Agreement. For the avoidance of doubt, failure to perform services as outlined in Schedules “A and B” for a period of 30 days shall constitute a material breach.

6.2	In the event of termination by MCCARTHY pursuant to paragraph 6.1, all amounts otherwise payable to AGORACOM pursuant to the terms of section 3 shall cease and terminate, including unvested stock options.

6.3	In the event MCCARTHY materially breaches any term of this Agreement, AGORACOM may immediately terminate this Agreement. For the avoidance of doubt, failure to make payment for a period of 30 days shall constitute a material breach.

6.4	In the event of termination by AGORACOM pursuant to paragraph 6.3, or termination of this agreement by MCCARTHY without cause, all amounts otherwise payable to AGORACOM for the remaining and complete term of this agreement, pursuant to the terms of Section 3, shall become immediately due and payable. In addition, all stock options granted to AGORACOM shall vest immediately and expire on November 17, 2007.
7.	NOTICE
7.1	Any notice, commitment, election or communication required to be given hereunder by either party to the other party, in any capacity shall be deemed to have been well and sufficiently given if facsimiled or delivered to the address of the other party as set forth on page one of this Agreement, or as later amended by either party from time to time in writing.

7.2	Any such notice, commitment, election or other communication shall be deemed to have been received on the third business day following the date of mailing.
8.	GENERAL
8.1	All references to currency herein are to currency of The United States of America.

8.2	The rights and interests of the parties under this Agreement are not assignable.

8.3	Time is of the essence of this Agreement.

8.4	This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors, personal representatives, heirs and assigns.

8.5	If any one or more of the provisions contained in this Agreement should be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions contained herein will not in any way be affected or impaired thereby, unless, as a result of such determination, this Agreement would fail in its essential purpose.

8.6	The heading and section numbers appearing in this Agreement or any schedule hereto are inserted for convenience of reference only and shall not in any way affect the construction or interpretation of this Agreement.

8.7	This Agreement shall be construed and enforced in accordance with, and the rights of the parties to this Agreement shall be governed by, the laws of the State of New York and each of the parties hereby irrevocably submit to the jurisdiction of the state and U.S. federal courts residing in the State of New York.

8.8	AGORACOM is an independent contractor, responsible for compensation of its agents, employees and representatives, as well as all applicable withholdings therefrom and taxes thereon. This Agreement does not establish any partnership, joint venture, or other business entity or association between the parties.

8.9	This Agreement shall supersede and replace any other agreement or arrangement, whether oral or written, heretofore existing between the parties in respect of the subject matter of this Agreement.

8.10	The parties shall promptly execute or cause to be executed all documents, deeds, conveyances and other instruments of further assurance which may be reasonably necessary or advisable to carry out fully the intent of this Agreement.

8.11	This Agreement may be executed in as many counterparts as may be necessary and by facsimile, each of such counterparts so executed will be deemed to be an original and such counterparts together will constitute one and the same instrument and, notwithstanding the date of execution, will be deemed to bear the date as of the day and year first above written.

IN WITNESS WHEREOF this Agreement has been executed as of the day and year first above written.
David M. McCarthy

AGORACOM Investor Relations Corp.

George Tsiolis, President

SCHEDULE “A”
LEAD GENERATION AND AWARENESS
–	2 Yahoo Small Cap Shows

–	2 Podcast Interviews Per Month

–	2 Feature Company Spots on AOL, Blackberry and Yahoo Small Cap Centers

–	12 months of AOL, Blackberry and Yahoo Small Cap Centre Headlines

–	12 months of AGORACOMCOM Front Page Headlines
DAILY IR MANAGEMENT AND EXECUTION
Customized and Monitored IR Hub — AGORACOM will create a customized and monitored IR HUB for the purposes of communicating with current and prospective investors. The MCCARTHY IR HUB will contain all the elements of the following sample IR HUB: http://www.agoracom.com/ir/patriot
Strategy — AGORACOM will formulate and execute a communications strategy in 3-month increments over the next 12 months.

Initials	Initials

David M. McCarthy	AGORACOM Investor Relations

SCHEDULE “B”
GOOGLE IR PROGRAM
Your Google IR Campaign will include the following:
•	50 keywords (minimum)

•	5 text advertisements (minimum)

•	1 banner advertisement (minimum)
AGORACOM will be responsible for selecting, optimizing and purchasing all keywords and phrases. The keywords and phrases will run throughout the Google AdWords Network below pursuant to optimization by Google personnel.
Marketing Channels
•	Google AdWords Network
•	Targeted and Contextual Networks

•	Banner Ads On Tier-1 financial websites
•	AGORACOM.com (No Charges Incurred For Click-Throughs)
•	Marketplace (Master Listing)

•	Marketplace (Sector Specific Listing)

•	Front Page Headlines

•	Front Page Featured Company
•	Blackberry Small-Cap Centre (No Charges Incurred For Click-Throughs)
•	Front-Page Feature Company

•	Front-Page Top 5 Press Release
•	AGORACOM Promotional Network (No Charges Incurred For Click-Throughs)
•	SkyHighStocks.com

•	UpSwingStocks.com

•	SmallCapArena.com
•	Yahoo Finance Canada (No Charges Incurred For Click-Throughs)
•	Front-Page Feature Company

•	Front-Page Top 5 Press Release
Interview — Yahoo Finance Small-Cap Show (Podcast Throughout North America)

SCHEDULE “C”
Pursuant to the terms of an option agreement, MCCARTHY will grant to AGORACOM a one-year option to purchase 200,000 common shares of Zanett Inc. (the “Option Shares”) from his personal holdings with an exercise price of $US 1.27 per share, representing the closing price of Zanett Inc. common stock on November 16, 2006.
The option agreement will provide that (i) 25% of the Option Shares shall be immediately vested, (ii) the remaining Option Shares will vest in 3 equal installments on the dates that are 90, 180 and 270 days following the date of the option agreement; provided, however, that MCCARTHY in his sole discretion may agree, at the request of AGORACOM, that certain of the unvested shares may vest sooner and, provided further, that any unvested Option Shares shall vest immediately prior to the consummation by Zanett Inc. of a transaction involving a sale of Zanett Inc. (whether by merger, stock sale or sale of all or substantially all of its assets or otherwise). The option agreement shall also provide for its termination upon the termination by MCCARTHY in accordance with Section 6.1 of this Agreement